Exhibit 99.1

X Financial Reports Fourth Quarter and Fiscal Year 2020 Unaudited Financial Results

SHENZHEN, China, April 23, 2021 /PRNewswire/ — X Financial (NYSE: XYF) (the “Company” or “we”), a leading technology-driven personal finance company in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2020.

Fourth Quarter 2020 Financial Highlights

•                      Total net revenue in the fourth quarter of 2020 was RMB716.3 million (US$109.8 million), representing an increase of 7.7% from RMB665.1 million in the same period of 2019.

•                      Loss from operations in the fourth quarter of 2020 was RMB857.3 million (US$131.4 million), compared with income from operations of RMB102.2 million in the same period of 2019.

•                      Net loss attributable to X Financial shareholders in the fourth quarter of 2020 was RMB655.5  million (US$100.5 million), compared with net income attributable to X Financial shareholders of RMB79.7 million in the same period of 2019.

•                      Non-GAAP1 adjusted net loss attributable to X Financial shareholders in the fourth quarter of 2020 was RMB630.8 million (US$96.7 million), compared with Non-GAAP adjusted net income attributable to X Financial shareholders of RMB117.2 million in the same period of 2019.

•                      Net loss per basic and diluted American depositary share (“ADS”) 2 in the fourth quarter of 2020 was RMB12.24 (US$1.88) and RMB12.24 (US$1.88), compared with net income per basic and diluted ADS of RMB1.50 and RMB1.44 in the same period of 2019.

•                      Non-GAAP adjusted net loss per basic and adjusted diluted ADS in the fourth quarter of 2020 was RMB11.76 (US$1.80), and RMB11.76 (US$1.80), compared with Non-GAAP adjusted net income per basic and diluted ADS of RMB2.22 and RMB2.16 in the same period of 2019.

Fourth Quarter 2020 Operational Highlights

•                      The total loan facilitation amount3 in the fourth quarter of 2020 was RMB8,673 million, representing a decrease of 2.4% from RMB8,890 million in the same period of 2019 and an increase of 8.1% from RMB8,027 million in the previous quarter.

1  The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) attributable to X Financial shareholders, (iii) adjusted net income (loss) per basic ADS, and (iv) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2  Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

3  Represents the total amount of loans that X Financial facilitated during the relevant period.

•                      The loan facilitation amount of Xiaoying Credit Loan4 in the fourth quarter of 2020 was RMB7,997 million, representing an increase of 29.3% from RMB6,185 million in the same period of 2019 and an increase of 16.8% from RMB6,847 million in the previous quarter. Xiaoying Credit Loan accounted for 92.2% of the Company’s total loan facilitation amount in the fourth quarter of 2020, compared with 69.6% in the same period of 2019.

•                      The total outstanding loan balance5 as of December 31, 2020 was RMB13,662 million, compared with RMB17,267 million as of December 31, 2019 and RMB12,280 million as of September 30, 2020.

•                      The delinquency rates for all outstanding loans that are past due for 31-90 days and 91–180 days as of December 31, 2020 were 1.50% and 2.53%, respectively, compared with 2.13% and 4.62%, respectively, as of September 30, 2020, and 4.05% and 5.11%, respectively, as of December 31, 2019.

•                      The number of cumulative borrowers, each of whom made at least one transaction on the Company’s platform, as of December 31, 2020 was 6.6 million.

•                      Total cumulative registered users reached 54.6 million as of December 31, 2020.

Fiscal Year 2020 Financial Highlights

•                      Total net revenue in 2020 was RMB2,193.0 million (US$336.1 million), representing a decrease of 29.0% from RMB3,088.1 million in 2019.

•                      Loss from operations in 2020 was RMB1,430.3 million (US$219.2 million), compared with income from operations of RMB812.6 million in 2019.

•                      Net loss attributable to X Financial shareholders in 2020 was RMB1,308.5 million (US$200.5 million), compared with net income attributable to X Financial shareholders of RMB774.3 million in 2019.

•                      Non-GAAP adjusted net loss attributable to X Financial shareholders in 2020 was RMB1,228.4 million (US$188.3 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB931.4 million in 2019.

•                      Net loss per basic and diluted American depositary share (“ADS”) was RMB24.42 (US$3.74) and RMB24.42 (US$3.74) in 2020, compared with net income per basic and diluted American depositary share (“ADS”) of RMB14.82 and RMB14.52 in 2019.

•                      Non-GAAP adjusted net loss per basic and adjusted diluted ADS was RMB22.92 (US$3.51), and RMB22.92 (US$3.51) in 2020, compared with non-GAAP adjusted net income per basic and adjusted diluted ADS of RMB17.82 and RMB17.46 in 2019.

4  Xiaoying Credit Loan a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products we introduce from time to time. We ceased the operation of Xiaoying Preferred Loan in October 2019.

5 Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 180 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off Xiaoying Housing Loans delinquent for more than 180 days and such loans are included in the calculation of delinquency rate by balance.

Fiscal Year 2020 Operational Highlights

•                      The total loan facilitation amount in 2020 was RMB29,676 million, representing a decrease of 24.8% from RMB39,441 million in 2019.

•                      The loan facilitation amount of Xiaoying Credit Loan in 2020 was RMB24,058 million, representing a decrease of 19.3% from RMB29,825 million in 2019. Xiaoying Credit Loan accounted for 81.1% of the Company’s total loan facilitation amount in 2020, compared with 75.6% in 2019.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We are very pleased to close out 2020 with a substantial business recovery in the fourth quarter. Our top line saw a year-over-year growth, mainly driven by the recovery in the loan facilitation amount which was almost back to the levels of the same period of 2019. With unprecedented challenges due to the impact of COVID-19, I am very proud of the resourcefulness of our team in navigating the challenging environment after our business was significantly impacted. We also have successfully completed our business transformation from the P2P model to the loan facilitation model based on 100% institutional funding.”

“In February 2021, the China Banking and Insurance Regulatory Commission (CBIRC) finalized guidelines on internet loan businesses by commercial banks with a clarification on capital limits in joint-lending and other requirements. The changes could be favorable for the industry in the long run, along with the Chinese government’s work on the Anti-Monopoly Law, we believe all these initiatives will help to build a healthy and sustainable business environment for the online lending industry, and provide more opportunities for qualified loan facilitators of a certain scale. At present, some of our funding partners have been gradually adjusting the way they cooperate with us in order to comply with the new regulations. In the meantime, we will closely monitor regulatory developments and the evolving industry landscape, and adjust our strategies and services in compliance with government policies and market trends.”

“Looking ahead, our business recovery has continued to be driven by growing market demand so far this year. Leveraging our quality borrower base, cutting-edge risk management system, trustworthy brand and strengthened partnerships with financial institutions, we will continue to improve our top line and bottom line in the short-term, and we believe we are on track to deliver long-term sustainable growth.”

Mr. Simon Cheng, President of the Company, added, “We are encouraged by the operational performance during the quarter that will help drive more growth in 2021. Driven by increasing demand for Xiaoying Card Loan, our flagship product, our loan facilitation amount of Xiaoying Card Loan increased by 16.8% quarter-over-quarter, at the meantime the total number of loans facilitated by Xiaoying Card Loan increased by 14.3% quarter-over-quarter. As of the end of 2020, our total outstanding loan balance of Xiaoying Card Loan reached RMB13.0 billion, an increase of 19.6% quarter-over-quarter.”

“In 2021, we will continue to optimize our product portfolio with a focus on Xiaoying Card Loan, which targets prime borrowers and has proven to meet customers’ needs and fits better into our strategy to drive long-term profitable growth. By the end of 2020, we have also cleared all outstanding loans in our P2P business and exited all related P2P businesses.”

“In the meantime, we further strengthened our cooperation with financial institutions after we achieved 100% institutional funding for the new loans facilitated through our platform by the end of the second quarter of 2020. Moving forward this year, we will continue to expand our cooperation with more financial institutions, especially regional funding partners to enable more geographic coverage of our loan product offerings. In the meantime, we will explore more opportunities to deepen our cooperation with existing funding partners by leveraging our proven capabilities in offering better products, technologies and risk management systems.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to announce solid growth in total net revenue and improved asset quality. Our total net revenue increased 28.0% quarter-over-quarter and 7.7% year-over-year. Taking advantage of big data and AI-driven technology, we are constantly improving risk control and asset quality, resulting in further improvements in delinquency rates. As of December 31, 2020, the delinquency rates for all outstanding loans that are past due for 31-90 days and 91–180 days dropped to 1.50% and 2.53%, respectively, the lowest level in three years. The improvement in our credit risk profile has brought a significant decrease of RMB62.0 million in the bad debt provisions for accounts receivable and loans receivable in the fourth quarter when compared to the previous quarter.”

“In addition, we continued to expand our partnerships with third-party financial guarantee companies to further optimize financing costs for borrowers. During the fourth quarter, the proportion of loan amount we facilitated covered by third-party financial guarantee companies increased to 38.8% from 25.3% in the previous quarter. We expect to increase the coverage ratio of third-party financial guarantee companies to over 50% in 2021.”

“In conclusion, our business profitability is expected to steadily improve in the first half of 2021 as we further improve our investments in the effective acquisition of high-quality borrowers and optimize our cost structure. We will continue to evaluate market conditions to capture more growth opportunities and increase our market share in the consumer finance industry.”

Fourth Quarter 2020 Financial Results

Total net revenue in the fourth quarter of 2020 increased by 7.7% to RMB716.3 million (US$109.8 million) from RMB665.1 million in the same period of 2019, primarily due to a change in the product mix with the increased loan facilitation amount of Xiaoying Card Loan, partially offset by a slight decline in total loan facilitation amount in this quarter when compared with the same period of 2019.

Loan facilitation service fees under the direct model in the fourth quarter of 2020 increased by 46.1% to RMB472.6 million (US$72.4 million) from RMB323.4 million in the same period of 2019, primarily due to (i) a change in the product mix resulting from an increase in revenue generated by Xiaoying Card Loan in this quarter, which had carried a higher service fee rate; and (ii) an increase in the amount of loans facilitated through direct model compared with the same period of 2019, as our improved ability to attract and retain more borrowers with better credit score.

Loan facilitation service fees under the intermediary model in the fourth quarter of 2020 was RMB0.2 million (US$0.03 million), compared with RMB17.7 million in the same period of 2019, primarily due to the fact that substantially all of the institutional investors invested their funds in the loans facilitated under direct model and/or trust model instead of loans facilitated under intermediary model, depending on their investment strategies.

Post-origination service fees in the fourth quarter of 2020 decreased by 49.8% to RMB41.4 million (US$6.3 million) from RMB82.4 million in the same period of 2019, as a result of the cumulative effect of decreased volume of loans facilitated in the previous quarters. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the fourth quarter of 2020 decreased by 11.5% to RMB171.7 million (US$26.3 million) from RMB194.1 million in the same period of 2019, primarily due to a decrease in average loan balances held by the Company. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other revenue in the fourth quarter of 2020 decreased by 35.9% to RMB30.5 million (US$4.7 million) from RMB47.5 million in the same period of 2019, primarily due to a decrease in penalty fees for late or early repayment and commission fees for introducing borrowers to other platforms.

Origination and servicing expenses in the fourth quarter of 2020 increased by 30.8% to RMB550.7 million (US$84.4 million) from RMB421.2 million in the same period of 2019, primarily due to the following factors: (i) an increase in collection expenses resulting from more collection efforts made to address the increase of delinquency rate in the first half of the year due to the impact of COVID-19, and (ii) an increase in interest expenses as a result of an increase in payable to institutional funding partners. Meanwhile, to better reflect the origination and servicing expenses incurred in connection with the loans facilitated through the Consolidated Trusts, the management fees paid to third-party trust companies, amounting to RMB9.3 million compared with RMB7.9 million in the same period of 2019, have been reclassified from general and administrative expenses to origination and servicing expenses. The comparative figures have been reallocated to conform with the current period’s classification.

General and administrative expenses in the fourth quarter of 2020 decreased by 19.5% to RMB36.4 million (US$5.6 million) from RMB45.2 million in the same period of 2019, primarily due to a decrease in share-based compensation expenses.

Sales and marketing expenses in the fourth quarter of 2020 decreased by 75.5% to RMB4.9 million (US$0.7 million) from RMB19.9 million in the same period of 2019, primarily due to a reduction in promotional and advertising expenses since the outbreak of COVID-19.

Reversal of accounts receivable and contract assets in the fourth quarter was RMB13.2 million (US$2.0 million) compared with provision for accounts receivable and contract assets of RMB52.3 million in the same period of 2019, primarily due to a decrease in the estimated default rates.

Provision for loans receivable in the fourth quarter of 2020 was RMB33.7 million (US$5.2 million), compared with RMB16.7 million in the same period of 2019, primarily due to an increase in loans receivable from credit loans and revolving loans.

Provision for deposits to institutional cooperators in the fourth quarter of 2020 was RMB970.3 million (US$148.7 million), compared with nil in the same period of 2019. The Company collaborates with a number of institutions that provide guarantee for loans facilitated by the Company. The Company is required to pay deposits to such institutional cooperators and the amount of deposit is separately agreed with each institutional cooperator. To maintain the collaborative relationship with one of its institutional cooperators and to avoid any material adverse impact on the Company’s current business model and future transaction cost, the Company used deposits amounting to RMB970.0 million to compensate for such institutional cooperator’s loss for the amount it had paid under investors’ claims arising from defaults by borrowers. The Company also assumed the right of subrogation and related rights against the defaulting borrowers, which were sold to a third party with the consideration of RMB10.0 million. The Company has recognized above loss of RMB960 million as impairment of the deposits and has also provided an allowance for impairment of RMB10.3 million for the potential losses of the remaining deposits.

Loss from operations in the fourth quarter of 2020 was RMB857.3 million (US$131.4 million) compare with income from operation of RMB102.2 million in the same period of 2019.

Loss before income taxes and loss from equity in affiliates in the fourth quarter of 2020 was RMB877.2 million (US$134.4 million), compared with income before income taxes and gain from equity in affiliates of RMB11.5 million in the same period of 2019.

Income tax benefit in the fourth quarter of 2020 was RMB227.0 million (US$34.8 million), compared with RMB65.7 million in the same period of 2019.

Net loss attributable to X Financial shareholders in the fourth quarter of 2020 was RMB655.5 million (US$100.5 million), compared with net income attributable to X Financial shareholders of RMB79.7 million in the same period of 2019.

Non-GAAP adjusted net loss attributable to X Financial shareholders in the fourth quarter of 2020 was RMB630.8 million (US$96.7 million), compared with Non-GAAP adjusted net income attributable to X Financial shareholders of RMB117.2 million in the same period of 2019.

Net loss per basic and diluted ADS in the fourth quarter of 2020 was RMB12.24 (US$1.88), and RMB12.24 (US$1.88), compared with net income per basic and diluted ADS of RMB1.50 and RMB1.44 in the same period of 2019.

Non-GAAP adjusted net loss per basic and diluted ADS in the fourth quarter of 2020 was RMB11.76 (US$1.80), and RMB11.76 (US$1.80), compared with Non-GAAP adjusted net income per basic and diluted ADS of RMB2.22 and RMB2.16 in the same period of 2019.

Cash and cash equivalents was RMB746.4 million (US$114.4 million) as of December 31, 2020, compared with RMB324.3 million as of September 30, 2020.

Fiscal Year 2020 Financial Results

Total net revenue in 2020 decreased by 29.0% to RMB2,193.0 million (US$336.1 million) from RMB3,088.1 million in 2019, primarily due to a decline in total loan facilitation amount as a result of a more stringent risk policy put in place to address impact of COVID-19 when compared with 2019.

Loan facilitation service fees under the direct model in 2020 decreased by 36.2% to RMB1,266.5 million (US$194.1 million) from RMB1,986.0 million in 2019, primarily due to a decline in loan facilitation amount as a result of a more stringent risk policy put in place to address impact of COVID-19 when compared with 2019.

Loan facilitation service fees under the intermediary model in 2020 was RMB41.4 million (US$6.3 million), compared with RMB238.9 million in 2019, primarily due to the fact that substantially all of the institutional investors invested their funds in the loans facilitated under direct model and/or trust model instead of loans facilitated under intermediary model, depending on their investment strategies.

Post-origination service fees in 2020 decreased by 38.4% to RMB203.8 million (US$31.2 million) from RMB330.7 million in 2019, as a result of the cumulative effect of decreased volume of loans facilitated during the year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in 2020 increased by 50.1% to RMB612.9 million (US$93.9 million) from RMB408.4 million in 2019, primarily due to an increase in average loan balances held by the Company. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other revenue in 2020 decreased by 44.9% to RMB68.3 million (US$10.5 million) from RMB124.1 million in 2019, primarily due to a decrease in penalty fees for late or early repayment and commission fees for introducing borrowers to other platforms.

Origination and servicing expenses in 2020 increased by 25.4% to RMB2,071.5 million (US$317.5 million) from RMB1,652.2 million in 2019, primarily due to the following factors: (i) an increase in collection expenses resulting from more collection efforts made to address the increase of delinquency rate in the first half of the year due to the impact of COVID-19, and (ii) an increase in interest expenses related to financing income. Meanwhile, to better reflect the origination and servicing expenses incurred in connection with the loans facilitated through the Consolidated Trusts, the management fees paid to third-party trust companies, amounting to RMB62.4 million compared with RMB17.4 million in 2019, have been reclassified from general and administrative expenses to origination and servicing expenses. The comparative figures have been reallocated to conform with the current period’s classification.

General and administrative expenses in 2020 decreased by 14.7% to RMB179.2 million (US$27.5 million) from RMB210.1 million in 2019, primarily due to a decrease in share-based compensation expenses.

Sales and marketing expenses in 2020 decreased by 65.5% to RMB35.6 million (US$5.5 million) from RMB103.2 million in 2019, primarily due to a reduction in promotional and advertising expenses since the outbreak of COVID-19.

Provision for accounts receivable and contract assets in 2020 decreased by 49.6% to RMB121.5 million (US$18.6 million) from RMB241.2 million in 2019, primarily due to the combined effect of (i) a decrease in accounts receivable and contract assets, and (ii) a decrease in the estimated default rates.

Provision for loans receivable in 2020 was RMB245.2 million (US$37.6 million), compared with RMB61.1 million in 2019, primarily due to an increase in loans receivable from credit loans and revolving loans.

Provision for deposits to institutional cooperator in 2020 was RMB970.3 million (US$148.7 million), compared with nil in 2019. The reason for the impairment loss was elaborated in the same item under section headed Fourth Quarter 2020 Financial Results.

Loss from operations in 2020 was RMB1,430.3 million (US$219.2 million), compared with income from operation of RMB812.6 million in 2019.

Loss before income taxes and loss from equity in affiliates in 2020 was RMB1,601.5 million (US$245.4 million), compared with income before income taxes and gain from equity in affiliates of RMB663.9 million in 2019.

Income tax benefit in 2020 was RMB299.9 million (US$46.0 million), compared with income tax benefit of RMB93.1 million in 2019.

Net loss attributable to X Financial shareholders in 2020 was RMB1,308.5 million (US$200.5 million), compared with net income attributable to X Financial shareholders of RMB774.3 million in 2019.

Non-GAAP adjusted net loss attributable to X Financial shareholders in 2020 was RMB1,228.4 million (US$188.3 million), compared with non-GAAP adjusted net income attributable to X Financial shareholders of RMB931.4 million in 2019.

Net loss per basic and diluted ADS in 2020 was RMB24.42 (US$3.74), and RMB24.42 (US$3.74), respectively, compared with net income per basic and diluted ADS of RMB14.82 and RMB14.52, respectively, in 2019.

Non-GAAP adjusted net loss per basic and diluted ADS in 2020 was RMB22.92 (US$3.51), and RMB22.92 (US$3.51), respectively, compared with non-GAAP adjusted net income per basic and diluted ADS of RMB17.82 and RMB17.46, respectively, in 2019.

Cash and cash equivalents was RMB746.4 million (US$114.4 million) as of December 31, 2020, compared with RMB1,006.0 million as of December 31, 2019.

Business Outlook

The Company’s business visibility has improved to a certain level, therefore, the Company will provide quarterly guidance moving forward. For the first quarter of 2021, the Company expects total loan facilitations to be RMB10.9 billion and the preliminary result of net income attributable to X Financial’s shareholders to be no less than RMB110 million. For the second quarter of 2021, the Company expects total loan facilitations to be in the range of RMB9.0 billion to RMB12.0 billion and net income attributable to X Financial’s shareholders to be no less than RMB140 million. This forecast reflects the Company’s current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on Monday, April 26, 2021 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until May 3, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10154438

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

About X Financial

X Financial (NYSE: XYF) (the “Company”) is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitating loans to prime borrowers under a robust risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We also believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

New Accounting Pronouncements

In June 2016, the FASB issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This ASU requires enhanced disclosures to help investors and other financial statement users better understand significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of the Group’s portfolio. These disclosures include qualitative and quantitative requirements that provide additional information about the amounts recorded in the financial statements. The Company have adopted the new standard effective January 1, 2020, using a modified retrospective basis under which prior comparative periods are not restated. The cumulative effect of the adoption of this guidance resulted in a decrease of RMB17.2 million, net of tax, on the Group’s opening balance of retained earnings as of January 1, 2020.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of December 31, 2020.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace’s products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

X Financial

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2019	As of December 31, 2020
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	1,005,980	746,388	114,389
Restricted cash	514,323	852,134	130,595
Accounts receivable and contract assets, net of allowance for doubtful accounts	771,154	413,307	63,342
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	289,553	1,236,026	189,429
Loans at fair value	2,782,333	1,585,732	243,024
Deposits to institutional cooperators, net	518,720	907,923	139,145
Prepaid expenses and other current assets, net	707,450	403,779	61,882
Financial guarantee derivative	719,962	297,928	45,659
Deferred tax assets, net	465,441	639,905	98,070
Long term investments	292,142	295,615	45,305
Property and equipment, net	20,139	11,137	1,707
Intangible assets, net	35,127	37,440	5,738
Loan receivable from Xiaoying Housing Loans, net	89,536	47,490	7,278
Short-term investment	—	6,000	920
Other non-current assets	68,772	51,458	7,886
TOTAL ASSETS	8,280,632	7,532,262	1,154,369

LIABILITIES
Payable to institutional funding partners	3,006,349	3,374,579	517,177
Guarantee liabilities	17,475	9,790	1,500
Financial guarantee derivative	—	130,442	19,991
Short-term bank borrowings	—	350,545	53,723
Accrued payroll and welfare	63,649	34,781	5,330
Other tax payable	58,086	73,077	11,201
Income tax payable	340,996	110,169	16,884
Deposit payable to channel cooperators	108,923	21,472	3,291
Accrued expenses and other liabilities	274,440	323,748	49,617
Other non-current liabilities	42,300	27,615	4,232
Deferred tax liabilities	1,309	—	—
TOTAL LIABILITIES	3,913,527	4,456,218	682,946

Commitments and Contingencies
Equity:
Common shares	201	203	31
Additional paid-in capital	2,987,363	3,068,045	470,198
Retained earnings	1,311,194	(14,551)	(2,230)
Other comprehensive income	67,101	21,059	3,227
Total X Financial shareholders’ equity	4,365,859	3,074,756	471,226
Non-controlling interests	1,246	1,288	197
TOTAL EQUITY	4,367,105	3,076,044	471,423

TOTAL LIABILITIES AND EQUITY	8,280,632	7,532,262	1,154,369

X Financial

Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	323,435	472,566	72,424	1,986,003	1,266,533	194,105
Loan facilitation service-Intermediary Model	17,730	183	28	238,867	41,373	6,341
Post-origination service	82,369	41,390	6,343	330,695	203,842	31,240
Financing income	194,056	171,692	26,313	408,401	612,863	93,925
Other revenue	47,513	30,466	4,669	124,084	68,347	10,475
Total net revenue	665,103	716,297	109,777	3,088,050	2,192,958	336,086

Operating costs and expenses:
Origination and servicing	421,200	550,726	84,402	1,652,221	2,071,506	317,472
General and administrative	45,177	36,380	5,575	210,083	179,225	27,468
Sales and marketing	19,858	4,858	745	103,158	35,629	5,460
(Reversal of) provision for accounts receivable and contract assets	52,272	(13,236)	(2,029)	241,187	121,485	18,618
Provision for loans receivable	16,685	33,703	5,165	61,074	245,204	37,579
(Reversal of) provision for contingent guarantee liabilities	7,748	(1,271)	(195)	7,748	881	135
Provision for deposits to institutional cooperators	—	970,318	148,708	—	970,318	148,708
Reversal of credit losses for other financial assets	—	(7,854)	(1,204)	—	(975)	(149)
Total operating costs and expenses	562,940	1,573,624	241,167	2,275,471	3,623,273	555,291

Income (loss) from operations	102,163	(857,327)	(131,390)	812,579	(1,430,315)	(219,205)
Interest income (expense), net	6,694	5,735	879	19,386	21,724	3,329
Foreign exchange gain	775	6,488	994	616	15,399	2,360
Investment loss	—	—	—	(12,538)	—	—
Fair value adjustments related to Consolidated Trusts	(66,767)	(13,965)	(2,140)	64,163	(57,380)	(8,794)
Change in fair value of financial guarantee derivative	(47,420)	(20,049)	(3,073)	(246,372)	(163,670)	(25,084)
Other income (loss), net	16,053	1,920	294	26,081	12,709	1,948

Income (loss) before income taxes and gain (loss) from equity in affiliates	11,498	(877,198)	(134,436)	663,915	(1,601,533)	(245,446)

Income tax benefit	65,745	226,968	34,784	93,103	299,878	45,958
Gain (loss) from equity in affiliates	2,429	(5,242)	(803)	17,458	(6,806)	(1,043)
Net income (loss)	79,672	(655,472)	(100,455)	774,476	(1,308,461)	(200,531)
Less: net income attributable to non-controlling interests	—	—	—	200	41	6
Net income (loss) attributable to X Financial shareholders	79,672	(655,472)	(100,455)	774,276	(1,308,502)	(200,537)

Net income (loss)	79,672	(655,472)	(100,455)	774,476	(1,308,461)	(200,531)
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	7,231	(29,435)	(4,511)	14,606	(46,042)	(7,056)
Comprehensive income (loss)	86,903	(684,907)	(104,966)	789,082	(1,354,503)	(207,587)
Less: comprehensive income attributable to non controlling interests	—	—	—	200	41	6
Comprehensive income (loss) attributable to X Financial shareholders	86,903	(684,907)	(104,966)	788,882	(1,354,544)	(207,593)

Net income (loss) per share—basic	0.25	(2.04)	(0.31)	2.47	(4.07)	(0.62)
Net income (loss) per share—diluted	0.24	(2.04)	(0.31)	2.42	(4.07)	(0.62)

Net income (loss) per ADS—basic	1.50	(12.24)	(1.88)	14.82	(24.42)	(3.74)
Net income (loss) per ADS—diluted	1.44	(12.24)	(1.88)	14.52	(24.42)	(3.74)

Weighted average number of ordinary shares outstanding—basic	319,584,790	322,041,770	322,041,770	313,757,887	321,236,089	321,236,089
Weighted average number of ordinary shares outstanding—diluted	325,574,294	322,041,770	322,041,770	319,747,392	321,236,089	321,236,089

X Financial

Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended December 31,			Twelve Months Ended December 31,
(In thousands, except for share and per share data)	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
GAAP net income (loss)	79,672	(655,472)	(100,455)	774,476	(1,308,461)	(200,531)
Add: Share-based compensation expenses (net of tax of nil)	37,542	24,692	3,784	157,116	80,140	12,282
Non-GAAP adjusted net income (loss)	117,214	(630,780)	(96,671)	931,592	(1,228,321)	(188,249)

Net income (loss) attributable to X Financial shareholders	79,672	(655,472)	(100,455)	774,276	(1,308,502)	(200,537)
Add: Share-based compensation expenses (net of tax of nil)	37,542	24,692	3,784	157,116	80,140	12,282
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	117,214	(630,780)	(96,671)	931,392	(1,228,362)	(188,255)

Non-GAAP adjusted net income (loss) per share—basic	0.37	(1.96)	(0.30)	2.97	(3.82)	(0.59)
Non-GAAP adjusted net income (loss) per share—diluted	0.36	(1.96)	(0.30)	2.91	(3.82)	(0.59)

Non-GAAP adjusted net income (loss) per ADS—basic	2.22	(11.76)	(1.80)	17.82	(22.92)	(3.51)
Non-GAAP adjusted net income (loss) per ADS—diluted	2.16	(11.76)	(1.80)	17.46	(22.92)	(3.51)

Weighted average number of ordinary shares outstanding—basic	319,584,790	322,041,770	322,041,770	313,757,887	321,236,089	321,236,089
Weighted average number of ordinary shares outstanding—diluted	325,574,294	322,041,770	322,041,770	319,747,392	321,236,089	321,236,089